August 12, 2022

VIA EDGAR CORRESP

Jennie Beysolow

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Amendment No. 1 to Registration Statement on Form F-3 Filed June 14, 2022 File No. 333-264878

Dear Ms. Beysolow:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 11, 2022 with respect to the Amendment No. 1 to Registration Statement on Form F-3 (the “F-3”) filed on June 14, 2022 by the Company (File No.: 333-264878). For your convenience, the text of the Staff’s comments is set forth below followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 2 to the Form F-3 (the “Amended F-3”) filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form F-3 filed June 14, 2022

Cover Page

1.	We note your response to comment 3. However, this document continues to contain references to “our VIE.” Please refrain from using terms such as “we” or “our” when describing activities or functions of a VIE so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. You may wish to refer to the VIE by name or by “the VIE” or “a VIE.”

COMPANY RESPONSE: The Company has specified the “consolidated VIEs” or “consolidated VIEs and their subsidiaries” when describing VIE’s activities or functions in this prospectus.

Jennie Beysolow

Securities and Exchange Commission

August 12, 2022

2.	We note your response to comment 4 and reissue in part. Please revise your disclosure here and in the Summary, as applicable, to clarify whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. In this regard, we note your disclosure on page 3, that “...none of the WFOEs and Ambow Education Management has made any dividends or other distributions to Ambow or any investors as of the date of this prospectus;” and on page 9, that “[t]o date, our PRC WOFEs have not paid dividends to us out of their accumulated profit.” Please amend your disclosure here and in the Summary and Risk Factors sections to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.

COMPANY RESPONSE: The Company has clarified that “as of the date of this prospectus, none of our PRC WFOEs and other subsidiaries has made any dividends or other distributions to us, and we have not declared or paid any dividends on our shares and ADSs.” and “To the extent cash in the business is in the PRC and/or Hong Kong or a PRC and/or Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC and/or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.”, respectively, on the cover page and page 9.

Prospectus Summary, page 1

3.	We note your response to comment 8 and reissue in part. Here and elsewhere in your prospectus, please refrain from implying that the contractual agreements are equivalent to equity ownership in, or control of the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. In this regard, we note, as examples only, the following statements:

•	“In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business would be materially adversely affected” (see page 4);

•	“Our PRC subsidiaries have entered into a series of contractual arrangements with our consolidated VIEs and their shareholders, which enable us to (i) exercise effective control over the consolidated VIEs...” (see page 20); and

•	“If our corporate structure and contractual arrangements are deemed by the MOE, the MOFCOM or other regulators that have competent authority, to be illegal, either in whole or in part, we may lose control of our consolidated VIE and have to modify such structure to comply with regulatory requirements” (see page 20).

Jennie Beysolow

Securities and Exchange Commission

August 12, 2022

COMPANY RESPONSE: The Company has made the following revisions, clearly mentioned the “consolidated VIEs” or “consolidated VIEs and their subsidiaries” when describing VIE’s activities or functions or benefits, and consolidation of VIEs for accounting purpose in the prospectus:

-	“In the event we are unable to enforce these contractual arrangements, we may not be able to be the primary beneficiary of the consolidated VIEs for consolidation purpose under U.S. GAAP, and our ability to consolidate the VIEs would be materially adversely affected” (see pages 4 and 19);

-	“Our PRC WFOEs have entered into a series of contractual arrangements with our consolidated VIEs and their shareholders, which enable us to (i) have significant impact on the business operations of the consolidated VIEs…” (see page 20);

-	“If our corporate structure and contractual arrangements are deemed by the MOE, the MOFCOM or other regulators that have competent authority, to be illegal, either in whole or in part, we may not be able to be the primary beneficiary of the VIEs and to consolidate the consolidated VIEs for accounting purpose and have to modify such structure to comply with regulatory requirements” (see page 20).

4.	We note your response to comment 9 and reissue in part. Please provide a cross-reference for each summary risk factor to the relevant more detailed discussion of these risks in the prospectus.

COMPANY RESPONSE: The Company has added a cross-reference for each summary risk factor to the appropriate risk factors in the prospectus or the Annual Report on Form 20-F for our fiscal year ended December 31, 2021 on pages 12, 13, 14 and 15.

Jennie Beysolow

Securities and Exchange Commission

August 12, 2022

5.	We note your response to comment 10 and reissue. We note your disclosures in the risk factor section as it relates to permissions and approvals related to your VIE arrangements, however, the comment is intended to address all permissions and approvals needed to operate your business and to offer the securities being registered to foreign investors. Please include in the Prospectus Summary section disclosure in response to this comment regarding each permission or approval that you, your subsidiaries, or the VIEs are required to obtain including the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Additionally, disclose whether you relied on the opinion of counsel for your determination on page 22 that “[w]e are currently not required to obtain approval from Chinese authorities for listing on U.S exchanges, nor the execution of a series of VIE Agreements” and on page 20 that “[w]e believe that our corporate structure and contractual arrangements comply with the current applicable PRC laws and regulations.” If true, revise to state as much, provide the name of counsel and file a consent of counsel as an exhibit.

COMPANY RESPONSE: The Company has added a section “Permissions Required from the PRC Authorities for Our Operations and Listing” in the Prospectus Summary on page 5 to describe each permission or approval that we, our subsidiaries, the consolidated VIEs and their subsidiaries are required to obtain for operation and listing, and the consequences to us and our investors.

The Company has included opinions of PRC legal counsel on pages 5, 20, 21 and 23 as required, and filed the PRC legal opinion and consent letter as exhibits 99.1 and 23.3, respectively.

6.	We note your response to comment 12. Please provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

COMPANY RESPONSE: The Company has added the requested cross-references on pages 5 and 9, respectively.

7.	We note your disclosure on pages 10 and 25 in response to comment 13. Please revise your disclosure under the Prospectus Summary on page 10, as you do on the Cover and in the Risk Factor on page 25, to include that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities.

COMPANY RESPONSE: The Company has added the requested disclosure on page 10.

Certain New PRC Regulations on the Private Education Industry, page 10

8.	We note your revisions in response to comment 18. Revise your disclosure to clearly indicate, and quantify where possible, the impact to your results of operations as a result of the actions you describe here in response to the 2021 Implementing Rules. Specifically, state the amount of revenues you have historically attributed to your K-9 business, which you intend to sell, so that it is clear to readers how your results of operations will be impacted once the sale is complete. Provide more detail around how the “student numbers and service hours of [y]our tutoring business” has been negatively affected and whether you expect the impact to continue indefinitely. Clarify what you mean when you state that you “aim to maintain a self-sufficient operating cash flow for [y]our remaining tutoring business.”

COMPANY RESPONSE: The Company has added the requested disclosures regarding the impact of the intended K-9 sale to Ambow operations on page 10. The Company has also revised the description of the impact on the tutoring business on pages 11 and 24, respectively.

Jennie Beysolow

Securities and Exchange Commission

August 12, 2022

Risk Factor, page 17

9.	We note your revised risk factor disclosures in response to comment 14. We also note your disclosure that if your ownership structure and contractual arrangements are later found to be in violation of any existing or future PRC laws or regulations, you could be “subject to severe penalties,” including “[r]estricting or prohibiting the use of any proceeds from [y]our additional public offering to finance our business and operations in China” and “forced to relinquish [y]our interests in those operations.” Please revise to include that the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

COMPANY RESPONSE: The Company has added the requested disclosures in the risk factor on page 17 as “All aspects of our business are subject to extensive regulation in China, we, the consolidated VIEs and their subsidiaries may not be in full compliance …, we, the consolidated VIEs and their subsidiaries could be subject to severe penalties and our securities may decline in value or become worthless.” and in the last paragraph of the risk factor on page 19 as “Our ADSs and the securities we are registering through this prospectus may decline in value or become worthless if any determinations, changes, or interpretations from Chinese government result in our inability to assert contractual control over the assets of our PRC WFOEs or the VIEs that conduct all or substantially all of operations in China”.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner at Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.
/s/ Kia Jing Tang
Chief Financial Officer